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Australia: Total acquires interests in three offshore licenses in the North West Shelf
Paris, May 13, 2008 — Total announces the acquisition in the latest Australian bidding round of a 50% participation in two offshore permits in the Vulcan basin, in partnership with Apache (operator, 50%), and of one permit (operator,100%) in the Browse basin, north of Ichthys.
The two permits AC/P 42 and AC/P 43 in the Vulcan basin cover 1,925 and 1,465 square kilometres respectively and are located around 300 kilometres northeast of Ichthys and 300 kilometres offshore, in water depths ranging from 15 to 550 metres.
Total has been in partnership with Apache since 2007 in the AC/P37 license in Australia’s North West Shelf. The Group operates the lower levels of this offshore license with an 80% interest, while Apache operates the upper levels.
License WA-408P, fully owned by Total, covers 1,694 square kilometres and is located 45 kilometres north of Ichthys, in water depths ranging from 300 to 400 metres.
This latest acquisition strengthens Total’s assets in the Browse basin in the North West Shelf, where since 2006 the Group has held a 24% interest in the WA-285P license containing the Ichthys field, for which a liquefied natural gas project is under study, and where production should start up towards the middle of the next decade.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com